UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 76661 / December 16, 2015

Admin. Proc. File No. 3-16719

In the Matter of

VOLT SOLAR SYSTEMS, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Volt Solar Systems, Inc., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to Volt Solar Systems, Inc.[2] The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Volt Solar Systems, Inc., is revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

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[1]   17 C.F.R. § 201.360(d).

[2]   *Volt Solar Sys., Inc.,* Initial Decision Release No. 901 (Oct. 19, 2015), 112 SEC Docket 13, 2015 WL 6125761. The Central Index Key number for Volt Solar Systems, Inc., is 1454725.

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of VOLT SOLAR SYSTEMS, INC.	INITIAL DECISION OF DEFAULT October 19, 2015

APPEARANCE: Russell Koonin and Jeffrey T. Cook, for the Division of Enforcement, Securities and Exchange Commission

BEFORE: Jason S. Patil, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registration of Respondent's registered securities due to its failure to timely file required periodic reports with the Securities and Exchange Commission.

INTRODUCTION

On August 4, 2015, the Commission issued an Order Instituting Proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934. The OIP alleges that Respondent has a class of securities registered with the Commission pursuant to Exchange Act Section 12(g) and has repeatedly failed to file timely periodic reports with the Commission, in violation of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder. Respondent was served with the OIP by August 7, 2015, and its Answer was due by August 20, 2015. *See Volt Solar Sys.*, Admin. Proc. Rulings Release No. 3173, 2015 SEC LEXIS 3978 (Sept. 29, 2015). On September 29, 2015, I ordered Respondent to show cause by October 9, 2015, why the registration of its securities should not be revoked by default due to its failure to file an Answer or otherwise defend this proceeding. *Id.* To date, Respondent has not filed an Answer or responded to my order to show cause.

FINDINGS OF FACT

Respondent is in default for failing to file an Answer or otherwise defend the proceeding. *See* OIP at 2-3; 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, as authorized by Rule 155(a), 17 C.F.R. § 201.155(a), I find the following allegations in the OIP to be true.

Volt Solar Systems, Inc., Central Index Key No. 1454725, is a Florida corporation located in Bridgeport, Pennsylvania, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2014. As of June 18, 2015, the company's stock had no market makers, was ineligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3), and was trading only on the Grey Market.

In addition to its repeated failures to file timely periodic reports, Respondent failed to heed a delinquency letter sent to it by the Commission's Division of Corporation Finance requesting compliance with its periodic filing obligations.

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require public corporations to file annual and quarterly reports with the Commission. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). There is no genuine issue of material fact that Respondent failed to timely file required periodic reports. As a result, Respondent failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

SANCTION

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In determining what sanctions will adequately protect investors, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006).

Respondent's failure to file required periodic reports is serious because it violates a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Id.* at *26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). Respondent's violation is also recurrent in that it repeatedly failed to file periodic reports. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC

LEXIS 81, at *20 (Jan. 21, 2009) (respondent failed to file seven required periodic reports due over a two-year period); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent). Respondent is also culpable because it failed to heed a delinquency letter sent to it by the Division of Corporation Finance and was therefore on notice, even before the OIP issued, of its obligation to file periodic reports. *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013) (holding that revocation may be warranted even without proof that a respondent was aware of its reporting obligations). Finally, Respondent has not answered the OIP or otherwise defended the proceeding to address whether it has made any efforts to remedy its past violations, and has made no assurances against further violations.

Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Respondent.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Volt Solar Systems, Inc., is REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of 17 C.F.R. § 201.360. Pursuant to 17 C.F.R. § 201.360, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to 17 C.F.R. § 201.111(h). If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

Respondent is notified that it may move to set aside the default in this case. Pursuant to Rule 155(b), 17 C.F.R. § 201.155(b), the Commission is authorized, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding.

_____
Jason S. Patil
Administrative Law Judge